Item 26. Exhibit (d)


                  GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

              ATTACHED TO AND MADE A PART OF THIS POLICY ISSUED BY
                        NATIONWIDE LIFE INSURANCE COMPANY
                            COLUMBUS, OHIO 43215-2220

                               GENERAL PROVISIONS

GENERAL INFORMATION REGARDING THE RIDER

This Guaranteed Minimum Accumulation Benefit Rider ("rider") is made a part of the policy to which it is attached.

To the extent that any provisions contained in this rider are contrary to or inconsistent with those of the policy to which it is attached, the provisions of the rider will control the policy accordingly. Unless otherwise specified, non-defined terms will have the meaning given to them in the policy.

IMPORTANT INFORMATION REGARDING THIS RIDER

After the Right to Examine period has expired, this rider cannot be terminated unless the policy is surrendered. Surrender Charges may be imposed under the policy. This rider has a significant minimum premium requirement that must be met on each Policy Anniversary. If this minimum premium requirement is not met, benefits provided by this rider may be reduced significantly.

RIGHT TO EXAMINE AND CANCEL PERIOD

Nationwide shall provide the Owner a "Right to Examine and Cancel Period." During the "Right to Examine and Cancel Period," the rider may be returned to the Home Office. When the rider is received at the Home Office, Nationwide will void the rider as if it had never been in force. The "Right to Examine and Cancel Period" is 10 days from the date of delivery.

EFFECTIVE DATE

The effective date of coverage under this rider will be the Policy Date.

RENEWABILITY

We will not cancel coverage under the rider prior to the Rider Maturity Date as long as the policy remains in force.

REPRESENTATIONS AND CONTESTABILITY

All statements submitted by the Owner on the application for this rider will, in the absence of fraud, be deemed representations and not warranties. We will not contest this rider after it has been in force during the lifetime of the Insured for a period of two years from the Policy Date.

CONFORMITY WITH STATE STATUTES

If any provision of the rider is determined to be in conflict with the laws of the state in which the Insured resides on the rider effective date, the provision is amended automatically to meet the minimum requirements of such laws.

TERMINATION OF RIDER

This rider terminates:

1. upon termination of the policy to which it is attached;
2. upon the Rider Maturity Date; or
3. when the Insured dies.



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                                ADDITIONAL CHARGE

For the benefits provided by the rider, we deduct a "Rider Charge" specified on the Policy Data Page. We may charge an amount up to the Guaranteed Maximum "Rider Charge" shown on the Policy Data Page at our sole discretion.

The "Rider Charge" is deducted on the Policy Date and on each Monthly Anniversary Day thereafter. These "Rider Charges" will cease upon the termination of the rider.

                                   DEFINITIONS

The following "Definitions" are added to the policy:

RIDER MATURITY DATE

The Rider Maturity Date is shown on the Policy Data Page. It represents the date any benefits provided by the rider will be paid. The Rider Maturity Date must be selected by the Owner at the time of issue and may not be changed without our written consent.

RIDER VALUATION DATE

The Rider Valuation Date is the date that the rider Benefit Base is calculated. Rider Valuation Dates occur on the Policy Date, on each anniversary from the Policy Date on or before the Rider Maturity Date, and on the Rider Maturity Date.

                               BENEFIT PROVISIONS

CASH VALUE

This rider has no cash value. On the Rider Maturity Date, if the Cash Value of the policy is less than the Benefit Base, the Cash Value of the policy will be increased to be equal to the Benefit Base.

BENEFIT BASE

The Benefit Base is determined on each Rider Valuation Date and is calculated as the greater of (A) and (B) where:

(A) is the Cash Value Amount; and
(B) is the Return of Premium Amount.

CASH VALUE AMOUNT

On the Policy Date, the Cash Value Amount is equal to zero. On each subsequent Rider Valuation Date, the Cash Value Amount is equal to the greater of:

(1) the Cash Value of the policy on the current Rider Valuation Date multiplied by the Cash Value Percentage Factor specified on the Policy Data Page; and

(2) the Cash Value Amount on the preceding Rider Valuation Date reduced by the amount of any partial surrenders taken between the current Rider Valuation Date and the preceding Rider Valuation Date. If the Minimum Premium Requirement has not been met, then the prior Cash Value Amount will also be reduced by the total of Monthly Deductions since the preceding Rider Valuation Date.


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RETURN OF PREMIUM AMOUNT

On the Policy Date, the Return of Premium Amount is zero. On each subsequent Rider Valuation Date, the Return of Premium Amount is equal to (1) plus (2) minus (3) minus (4), where:

(1)  is the Return of Premium Amount on the preceding Rider Valuation Date;

(2) is the Premium Percentage Factor multiplied by the amount of all premiums received between the current Rider Valuation Date and the preceding Rider Valuation Date. The Premium Percentage Factor is shown on the Policy Data Page;

(3) is the amount of any partial surrenders taken between the current Rider Valuation Date and the preceding Rider Valuation Date; and

(4) is the total of Monthly Deductions taken between the current Rider Valuation Date and the preceding Rider Valuation Date if the Minimum Premium Requirement has not been met as of the current Rider Valuation Date, and zero otherwise.

MINIMUM PREMIUM REQUIREMENT

The Minimum Premium Requirement is equal to the Guaranteed Minimum Accumulation Benefit (GMAB) Rider Minimum Annual Premium multiplied by the number of full years since the Policy Date. The GMAB Rider Minimum Annual Premium is shown on the Policy Data Page. On each Rider Valuation Date, excluding the Rider Maturity Date, if the sum of all premiums to date less the sum of all partial surrenders taken to date is less than the rider Minimum Premium Requirement, we will send the Owner a notice. The Owner will have a period of 61 days from the date on which the notice is postmarked to submit additional premium. If, at the end of the 61-day period, the sum of premiums less the sum of partial surrenders is still less than the rider Minimum Premium Requirement, the reduction to the Benefit Base due to the monthly deductions since the preceding Rider Valuation Date will be made permanent and irreversible. However, if enough additional premium has been submitted during this 61-day period so that the sum of premiums less the sum of partial surrenders is greater than or equal to the Minimum Premium Requirement at the beginning of the 61-day period, the Benefit Base will be recalculated as of the beginning of the 61-day period without reducing the Benefit Base by the amount of Monthly Deductions since the preceding Rider Valuation Date. On the Rider Maturity Date there will not be a 61-day period to catch up on the Minimum Premium Requirement.

If the Specified Amount or the Death Benefit Option of the policy is changed, the GMAB Rider Minimum Annual Premium may also be changed. In the event of such a change, revised Policy Data Pages will be provided to the Owner.

SUBACCOUNT RESTRICTIONS

Certain Subaccounts are not permitted while this rider is in effect. Subaccounts restricted in conjunction with this rider are shown on the Policy Data Pages. In addition, we reserve the right to limit allocations to certain Subaccounts while this rider is in effect.



[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]
Secretary                                                              President

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